FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

Date of Report June 21, 2004

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

1. A copy of the Registrant's Annual report to Shareholders for the fiscal year ended December 31, 2003 is filed herewith and is incorporated by reference in the following Registration Statements:

Registration Statement on Form S-8 #333-6500
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216
Registration Statement on Form S-8 #333-98603

The following exhibits are filed as part of this report on Form 6-K:

No.	Document
(1)	Annual Report to Shareholders for the fiscal year ended December 31, 2003.

EXHIBIT 1

03 REPORT

NovAtel

Positioning Leadership


FOCUS
TECHNOLOGY
VISION
LEADERSHIP
SUCCESS
GROWTH
PROFITABILITY
REVENUE



A little over two years ago, NovAtel began executing a new strategic plan based on several key priorities, including a sharp focus on return on investment (ROI) in its decision-making, a renewed emphasis on customer success, and a long-term commitment to leadership in high-precision positioning technology. These fundamental priorities immediately helped drive improved top and bottom line performance in 2002, and I'm delighted to report that they've spurred even stronger operating results in 2003.

In 2003, revenues increased 17% to a record CDN$ 38.7 million, and net income rose sharply to CDN$ 3.5 million, or CDN$ 0.45 per share (basic). These strong results would have been even better had the US dollar not weakened during the year. If the exchange rate had remained at 2002 levels, our year-to-year revenue growth in 2003 would have been 30%.

Other financial metrics were also encouraging during the year. Our gross margin remained a solid 53%. We generated positive operating cash flow every quarter and ended the year with a cash balance of CDN$ 13.0 million, up $6.4 million year-over-year. Our focus on management of working capital allowed us to keep inventory levels flat and to reduce our receivables while growing our business.

Perhaps most important, our strong 2003 financial results were driven by broad-based revenue growth in our core Special Applications market – high-precision positioning components that we develop for original equipment manufacturers (OEMs) in various vertical markets. We believe the revenue stream from OEM customers is the growth engine for NovAtel, and we are working hard to build on the significant momentum we have established in this important part of our business.

Continuing Success in Special Applications

We are continuing to succeed on several fronts. In one of our emerging Special Applications markets, precision agriculture, we have established NovAtel as a leading supplier of high-precision GPS-based positioning technology through our relationships with BEELINE Technologies, Inc. and AGCO Corporation. Automated guidance systems, based on our OEM4-G2 dual-frequency GPS receiver, have been available for more than a year through BEELINE in the aftermarket and in AGCO's MT Series of Challenger® tractors. We believe this is a high-opportunity vertical market, and we intend to work closely with our partners to expand sales of both factory OEM and retrofit guidance products in the precision agriculture market.

We have also made encouraging progress during the year in our strategic partnership with Leica Geosystems, AG, culminating in early 2004 with the launch of Leica's next generation, System 1200 product that incorporates our core technology. Aimed at users in the surveying and mapping markets, according to Leica the System 1200 offers a number of competitive advantages, including superior positioning accuracy, measurement performance and enhanced power efficiency – that result from NovAtel technology.

This improved accuracy and performance is a good illustration of why NovAtel is becoming a preferred partner for precision positioning OEMs. Not only did we modify our industry-leading dual-frequency receiver technology to Leica's demanding system requirements, we also developed a new high-precision antenna to ensure that our new GPS engine would be able to provide the highest level of system performance. Leica is very proud and enthusiastic about the System 1200, and we are now working with them on new applications in their product road map. During 2003, we expanded the scope of our collaboration with Leica, and we expect between 15% and 20% of our 2004 revenues will be generated from this relationship.

Our goal will always be to enable superior ROI for our OEM customers by enhancing the overall system performance of their products. We call this our *NovAtel Inside* strategy, and its success – coupled with the endorsement of an industry leader like Leica – is helping us establish productive relationships with other top OEMs.

Another strategic development in our Special Applications business during 2003 was the acquisition of the non-aviation single-frequency GPS receiver product line from our parent company, CMC Electronics. This product line, which we have enhanced through product streamlining and software performance improvements, is already beginning to generate a solid return on our investment. The acquisition cost was approximately CDN$ 750,000 payable over three years, and since the transaction closed in May 2003, this new product line accounted for CDN$ 2.3 million in sales in 2003. Importantly, the majority of these single-frequency receiver sales have come from new customers for NovAtel in the middle tier of the single frequency GPS positioning market.

This middle tier has important strategic value to us for two reasons. First, it significantly broadens our OEM product offering which allows us to attract more customers and dealers, as well as offer more options to existing customers. Second, these middle tier OEM customers often begin their product development lifecycles with single-frequency receiver technology. We believe our new single-frequency products can position NovAtel into product designs with customers earlier. Over time, some of these customers will transition up to our high-end, dual-frequency technology as their applications and systems requirements evolve.

Solid Progress in Civilian Aerospace

NovAtel remains a leading provider of the high-precision receiver technology in the ground based infrastructure at the heart of next-generation GPS-based navigation aids installed around the world. I would note, however, that while providing core technology to Wide Area Augmentation Systems around the world continues to be an important element in our overall business, the irregular timing of product deliveries under these contracts make revenues in this market less predictable. In fact, in 2003, we saw a slight year-over-year decline in aerospace sales, primarily due to a large shipment of receivers into China's SNAS program in late 2002.

To maintain our strong position in this market, we have continued to bid for and win important design and engineering contracts associated with the ongoing implementation of "wide area" aircraft navigation systems that are based on GPS positioning. In 2003, we successfully completed Critical Design Reviews for two technology programs – a ground communications control element and an uplink receiver system – that are part of a new geostationary satellite system for the US Federal Aviation Administration (FAA). We also completed qualification testing of the GPS receiver for the next-generation "wide area" system now being fielded by the FAA in North America.

NovAtel is also involved in other emerging aerospace projects. While Local Area Augmentation Systems (LAAS) infrastructure activities fell off as the FAA's LAAS program retreated somewhat, our involvement in Galileo, the proposed satellite navigation system that the European Space Agency is developing, intensified during 2003. We have been working with the Canadian Space Agency and the European Space Agency on initial Galileo receiver pre-development and prototype activities, and we believe we are well placed to pursue further development work as Galileo evolves.

In all, revenues from customer-funded engineering programs in 2003 represented 17% of our total revenues in 2003. These engineering projects continue to be important to NovAtel, both as a source of revenue and as customer-funded research and development that helps maintain our technological leadership and strong position in all the markets we serve.

Geomatics

In our third area of business focus, Geomatics, we also saw continued progress during 2003. Our revenue with Point, Inc., our geomatics joint venture with Sokkia Co., Ltd., increased 43% during the year, reflecting higher shipments into Europe, Japan and Asia. This positive momentum is due to the hard work and execution of a turnaround strategy by Point's management team. We continue to believe that there is growing market potential for Point's surveying and mapping technology, and – though Point continues to face challenges – we are cautiously optimistic that this part of our business will continue to move forward in the year ahead.

Building on Our Momentum

Clearly, we are pleased with NovAtel's performance in 2003, and we believe we are well positioned to build upon the momentum we have established. Our position in key markets and with key customers is strong and we believe that there is long-term growth potential for us within these markets. We are a proven, established leader in high-precision positioning technology, and OEMs increasingly recognize the advantages of collaborating with us. In my view, our growth strategies and business execution are producing excellent operating and financial results.

In closing, we want to once again thank all our employees, whom we consider to be a world class group of professionals in our industry, for the hard work and extra effort that helped us generate record revenue in a less-than-robust world economy during 2003. Together, we are building a successful company with promising long-term potential, and we look forward to reporting on our continued progress in the months and years ahead.

Jonathan W. Ladd
President and Chief Executive Officer

May 2004

Operating Results

Management's Discussion and Analysis is a review of the results of operations and the liquidity and capital resources of NovAtel Inc. and is dated March 2004. It should be read in conjunction with the selected financial data and the consolidated financial statements of NovAtel Inc. and the notes thereto included elsewhere in this Annual Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

NovAtel Inc. prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (Canadian GAAP). NovAtel Inc. is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (U.S. GAAP). Such reconciliation is set forth in note 21 of the consolidated financial statements of NovAtel Inc. included elsewhere in this Annual Report.

Overview

NovAtel Inc. designs, markets and sells high-precision Global Positioning System (GPS) and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel Inc.'s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company's high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to "NovAtel" or the "Company" refer to NovAtel Inc., including its interest in its joint venture, Point, Inc.

NovAtel's consolidated financial statements include a 49% proportionate share of the Point, Inc. (Point) accounts as required under Canadian GAAP (Generally Accepted Accounting Principles). The Company sells products to Point, which incorporates them into surveying systems that are in turn sold through the Sokkia Co., Ltd. (Sokkia) distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. The Company's consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point's Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point's balance sheet.

On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The new product line will extend the Company's current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This will increase the Company's total addressable market in core sectors and also create entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005. CMC Electronics' non-aviation L1 GPS OEM product line contributed approximately $2.3 million in revenue and incurred a loss of approximately $490,000 during 2003. The loss in 2003 was primarily a result of one-time engineering development related costs of $366,000 incurred in 2003.

The Company owned a 70% equity interest in Mezure, Inc. (Mezure), a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000, and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003, an Order Approving Trustee's Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The Company's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (NRE) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel's sales to Point, net of intercompany eliminations, and NovAtel's 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company's precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year since 2000, at a compounded annual growth rate of 16% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements. A discussion of the Company's critical accounting policies and estimates follows.

Revenue Recognition

Revenues from product sales are generally recognized at the time of shipment to the customer. Revenues from NRE fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

In 2003, approximately $6.5 million, or 17%, of the Company's revenue was derived from NRE services fees. Approximately 70% of these revenues were recognized from contracts on which the customer paid established rates for time and materials.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected return of product and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter-end and is based on recent historical experience and known customer claims. The provisions for product returns and price adjustments was $268,000 as of December 31, 2003, compared to $289,000 at December 31, 2002, with the decrease attributable to reduced known claims.

The Company generally ships its products FCA (free carrier all) shipping point, and accordingly, recognizes revenue at time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company's part remain.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables. As of December 31, 2003, the Company had deferred revenue related to product shipments to Point of $570,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point's ability to demonstrate sustained improved operating performance and/or Point receiving additional financial support from the Company and Sokkia sufficient to enable Point to meet its financial obligations on an ongoing basis.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

The Company establishes provisions for obsolete and excess inventory. The Company's products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. In 2003, the provision for obsolete and excess inventory included in the statement of operations was $691,000 or 1.8% of revenue, compared to $779,000 or 2.4% of revenue in 2002. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2003, the Company had approximately $280,000 (net value) of WAAS receiver inventory for which no firm customer commitments were on hand. Based on the Company's assessment of future market opportunities, the Company expects that the value of this inventory will be realized through future sales, but if this is not achieved, all or a portion of this inventory may be written off.

Allowance for Doubtful Accounts

The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectible or at-risk receivables as well as the aging profile of other receivables. In 2003, the provision for doubtful accounts included in the statement of operations was $371,000 or 0.96% of revenue, compared to $434,000 or 1.3% of revenue, in 2002.

As at December 31, 2003, the provision for doubtful accounts was $810,000 or 10.9% of the gross value of the receivables compared to $788,000 or 7.4% at December 31, 2002. The higher dollar amount of the provision reflects higher revenues in general and higher sales by Point to customers outside of Sokkia's distribution in 2003.

Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

The Company's products are covered by standard warranty plans that extend normally 15 months to 18 months from the date of product shipment. Certain customers negotiate warranty terms that range up to three years.

The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2003, the Company's provision for future warranty claims was $410,000, compared to $344,000 as of December 31, 2002, with the increase attributable primarily to increased revenue from product shipments.

Research and Developments Costs and Deferred Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

In 2003, the Company deferred development costs of $157,000 related to the development of a certified aviation GPS receiver, compared to $125,000 in 2002. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $196,000 of these deferred costs in 2003, compared to $57,000 in 2002.

At December 31, 2003 the Company had deferred $2.6 million of development costs ($2.6 million at December 31, 2002). The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower than the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. The Company assesses the recoverability of the deferred development costs at each quarter end.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

As of December 31, 2003, the Company had net unrecognized income tax benefits related to previously incurred income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits totalling $60.5 million, which are available to reduce future taxable income and taxes payable, primarily for Canadian purposes.

The Company has established a full valuation allowance against the calculated tax benefits, since it is uncertain that these tax benefits are more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax benefits will not be realized.

Results of Operations

The following table sets out, as a percentage of revenue, consolidated operations data for the periods indicated.

	Year Ended December 31,		
	2003	2002	2001
	(Percentage of Revenue)		
Revenues	100.0%	100.0%	100.0%
Gross profit — product sales	53.9	55.9	53.8
Gross profit — NRE fees	45.5	34.4	49.1
Total gross profit	52.5	51.9	53.0
Operating expenses:			
Research and development	18.4	16.1	23.3
Selling and marketing	13.6	16.2	12.8
General and administration	11.1	12.2	13.1
Total operating expenses	43.1	44.5	49.2
Operating income	9.4	7.4	3.8
Interest income, net	0.4	0.3	0.4
Other expense	(1.7)	(1.0)	(0.4)
Income from continuing operations before income taxes	8.1	6.7	3.8
Provision for income taxes	0.1	0.2	0.0
Net income from continuing operations	8.0	6.5	3.8
Income (loss) from discontinued operations	0.9	(2.0)	(3.4)
Net income	8.9%	4.5%	0.4%

2003 Compared to 2002

Revenues

Total revenues in 2003 were $38.7 million, representing a 17% increase over 2002 revenues of $33.1 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company's revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel's revenues. NovAtel's U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002. If the Company's U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2003 would have been approximately 30% higher than in 2002.

The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2003 and 2002.

	2003		2002		Change	
	$000's	%	$000's	%	$000's	%
Geomatics	$8,380	22%	$5,671	17%	$2,709	48%
Aerospace and Defence	7,558	20	10,486	32	(2,928)	(28)
Special Applications	22,563	58	16,755	50	5,808	35
Other	183	0	234	1	(51)	(22)
TOTAL	$38,684	100%	$33,146	100%	$5,538	17%

Geomatics

In 2003, Geomatics revenues were largely comprised of NovAtel's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point. Geomatics sales were $8.4 million in 2003, an increase of 48% from $5.7 million in 2002, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Point's operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development. NovAtel has been disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company anticipated would increase after the April 2002 restructuring. The Company continues to work with Point's management and Sokkia to improve the operating results of Point. Point's operating performance in the second half of 2003 improved in comparison to recent years in certain areas, including higher revenue and customer orders pertaining to increased shipments to Japan, other Asian markets and Europe. However, there can be no assurance that Point's operating performance will continue to improve.

Aerospace and Defence

Aerospace and Defence revenues were $7.6 million in 2003, compared to $10.5 million for 2002, a decrease of 28%. The decrease was primarily attributable to the absence of shipments into the Chinese Satellite Navigation Augmentation Systems (SNAS) programs and partially attributable to the decline in the U.S. dollar relative to the Canadian dollar. In 2002, the Company had revenue of $3.8 million from the SNAS program compared to $nil in 2003. In addition, new NRE contracts relating to the WAAS and European Galileo and Japanese MTSAT Satellite-based Augmentation System programs offset lower revenue from the European Geostationary Overlay System (EGNOS) program which was largely completed in 2002.

The certified GPS receiver jointly developed by NovAtel and CMC Electronics is now being integrated into Honeywell airborne systems and is also intended for Honeywell Inc.'s local area augmentation system (LAAS) ground station program.

NovAtel is also participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS, which was recently contracted to Lockheed Martin, Raytheon Company and Boeing. NovAtel received a letter subcontract from Raytheon worth up to U.S.$1.64 million NRE plus U.S.$885,000 in hardware deliverables.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System. This letter contract is worth up to U.S.$970,000 NRE plus U.S.$591,000 in hardware deliverables.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver. The contract covers receiver development and qualifications work over a 21 month period and also includes an additional option, exercisable at the FAA's discretion, for the development of a new broadband WAAS antenna. The basic contract has a value of U.S.$2.4 million and the option is worth U.S.$835,000. This contract has been modified to add funding up to U.S.$2.7 million and activities are scheduled to be completed by March 2004. In addition, Raytheon Company has now provided a letter subcontract worth up to U.S.$3.0 million for production start-up and initial 44 deliverable receivers, starting in April 2004, with options for an additional 117 receivers for delivery in 2005 and 2006. Raytheon has recently authorized U.S.$450,000 toward the purchasing of long lead materials for 39 of the optional receivers for accelerated delivery in 2004.

The FAA has awarded the LAAS program to Honeywell. The LAAS program is intended to complement the WAAS program and provide precision approach landing guidance using GPS. NovAtel has provided prototype LAAS equipment which was developed for Raytheon and Thales and has sold some prototype equipment to the FAA to support LAAS testing. Recently, there have been indications from the FAA that the implementation of the LAAS program may be spread over a longer timeframe.

The Company has completed most of the work with Thales Avionics to supply one section of the EGNOS Remote Integrity Monitoring System. The balance of the remaining work is to support Thales Avionics in the EGNOS Operational Readiness Review (ORR) and to complete warranty support through December 2004. The EGNOS receivers have the same hardware configuration as the Company's WAAS receivers, with added software qualification and functionality. There can be no assurance that NovAtel will receive commitments for future participation in the EGNOS program. Delays in system implementation have delayed final hold-back payments of approximately $568,000 related to completion of EGNOS ORR. These hold-backs are currently anticipated by the end of 2004.

Special Applications

Special Applications revenues were $22.6 million in 2003, compared to $16.8 million in 2002, an increase of 35%. The major factors leading to higher revenues in 2003, compared to 2002, were varied, and included the acquisition of CMC Electronics' non aviation L1 GPS OEM product line, which contributed approximately $2.3 million in revenue; higher sales into the U.S. agricultural market; and higher shipments through the Company's U.S., European and Chinese dealers. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company. NovAtel's U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002.

The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics segment. More specifically, NovAtel is developing a custom version of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, NovAtel also entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply a custom GPS receiver for Leica Geosystems. In February 2004, Leica Geosystems announced the launch of a new survey product that incorporates NovAtel's GPS receiver and antenna technology. The Company expects revenue from product shipments and engineering services supplied to Leica Geosystems to comprise between 15-20% of NovAtel's total revenue in 2004.

Revenues by Geographic Market

In 2003, the Company derived approximately 43% of its total revenues from the sale of products to countries outside the United States and Canada, compared to 50% in 2002. Revenues from international sales decreased marginally to $16.5 million in 2003 from $16.6 million in 2002.

Gross Profit

Gross profit increased to $20.3 million in 2003, from $17.2 million in 2002, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 52.5% in 2003, from 51.9% in 2002. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix and lower per unit manufacturing costs of the Company's GPS receivers.

Research and Development

Research and development expenses increased 34% to $7.1 million in 2003, from $5.3 million in 2002, and increased as a percentage of total revenues to 18.4% in 2003, from 16.1% in 2002. The increase in research and development dollars reflects higher employee compensation and benefit costs of $951,000, one time costs being incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $441,000, and lower recoveries from customer funded engineering programs of $578,000, partially offset by lower amortization costs relating to intellectual property of $399,000.

Selling and Marketing

Selling and marketing expenses decreased 2% to $5.3 million in 2003, from $5.4 million in 2002, and decreased as a percentage of total revenues to 13.6% in 2003, from 16.2% in 2002. The decrease in selling and marketing expenses was primarily due to lower external commissions of $734,000, partially offset by increased employee compensation and benefit costs of $422,000, higher product promotion costs of $138,000, increased amortization costs of $64,000 and one time costs incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $63,000.

General and Administration

General and administration expenses increased 6% to $4.3 million in 2003, from $4.0 million in 2002, and decreased as a percentage of total revenues to 11.1% in 2003, from 12.2% in 2002. The increased expenses are attributable to higher employee compensation and benefit costs of $86,000, increased board of directors' fees of $65,000 and higher legal, audit and insurance fees of $136,000.

Interest Income

NovAtel earned net interest income of $174,000 in 2003, compared to $84,000 in 2002, as a result of higher cash balances available for investment. The Company's cash deposits which are not required for operations are invested in short-term interest bearing instruments.

Other Expense

Other expense in 2003 was $664,000, compared to $328,000 in 2002. Other expense in 2003 consisted primarily of $527,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $83,000 in cash discount costs related to early payment on sales to Sokkia by Point. Other expense in 2002 included $84,000 related to the April 2002 restructuring of Point, $128,000 related to executive relocation, $49,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point.

Provision for Income Taxes

The provision for income taxes, which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, was $52,000 in 2003, compared to $77,000 in 2002. The decrease was mainly attributable to a lower tax base for Canadian federal large corporations tax.

Income (Loss) from Discontinued Operations

In 2003, the Company recognized income from discontinued operations of $360,000 attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure. In 2002, the Company had a loss from discontinued operations relating to Mezure of $648,000.

2002 Compared to 2001

Revenues

Total revenues increased 17% to $33.1 million in 2002, from $28.2 million in 2001. The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2002 and 2001.

	2002		2001		Change	
	$000's	%	$000's	%	$000's	%
Geomatics	$5,671	17%	$7,040	25%	$(1,369)	(19%)
Aerospace and Defence	10,486	32	8,846	31	1,640	19
Special Applications	16,755	50	11,945	42	4,810	40
Other	234	1	406	2	(172)	(42)
TOTAL	$33,146	100%	$28,237	100%	$4,909	17%

Geomatics

Geomatics revenues decreased 19% to $5.7 million in 2002, from $7.0 million in 2001. The decrease in revenue was primarily caused by lower sales by Point into Sokkia's distribution system. The decrease was also partially attributable to a restructuring of Sokkia's U.S. organization in 2002, a reduction in new product introductions by Point in 2002, and difficulties in establishing effective distribution of Point products in certain of Sokkia's geographic markets, particularly Asia and Europe in 2002.

Aerospace and Defence

Aerospace and Defence sales were $10.5 million in 2002, compared to $8.8 million for 2001, an increase of 19%, with the majority of the growth coming from higher revenue from the Chinese SNAS program, which contributed $3.8 million revenue in 2002, compared to $2.0 million revenue in 2001. In addition, new NRE contracts relating to the WAAS and LAAS programs offset lower NRE revenue from the EGNOS program which was largely completed in 2002. NovAtel's EGNOS related revenue decreased to $938,000 in 2002, compared to $2.9 million in 2001.

Special Applications

Special Applications revenues were $16.8 million in 2002, compared to $11.9 million in 2001, an increase of 40% primarily attributable to higher shipments to the agricultural market, including a ramp up of initial shipments for AGCO, which purchased the former agricultural division from Caterpillar Agricultural Products, Inc. in 2002, and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems.

Revenues by Geographic Market

In 2002, NovAtel derived approximately 50% of its total revenues from the sale of products to countries outside the United States and Canada, compared to 48% in 2001. Revenues from international sales increased to $16.6 million in 2002, from $13.6 million in 2001, primarily due to higher sales into China, Japan and Australia.

Gross Profit

Gross profit as a percentage of total revenues decreased to 51.9% in 2002, from 53.0% in 2001. The decrease in gross margin as a percentage of revenue is primarily attributable to lower gross margins as a percentage of revenue from engineering contracts, which generally earn lower gross margins as a percent of revenue, and higher provisions for inventory obsolescence related to the discontinuance of various older products.

Research and Development

Research and development expenses decreased 19% to $5.3 million in 2002, from $6.6 million in 2001, and decreased as a percentage of total revenues to 16.1% in 2002, from 23.3% in 2001. The reduction in research and development expense in 2002 reflected the impact of higher customer funded engineering programs of $1.6 million, partially offset by higher compensation and benefit costs of $551,000. The increased compensation and benefit costs are net of cost reductions associated with lower staffing levels at Point, which was restructured in April 2002.

Selling and Marketing

Selling and marketing expenses increased 48% to $5.4 million in 2002, from $3.6 million in 2001, and increased as a percentage of total revenues to 16.2% in 2002, from 12.8% in 2001. The increase in selling and marketing expenses was due to higher Point related costs of $348,000 resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher external commissions of $528,000, increased compensation and benefit costs of $288,000, costs associated with a new distribution initiative in the Asian market of $210,000 and higher travel costs of $164,000.

General and Administration

General and administration expenses increased 9% to $4.0 million in 2002, from $3.7 million in 2001, and decreased as a percentage of total revenues to 12.2% in 2002, from 13.1% in 2001. The increase in expenses was attributable to higher employee compensation and benefit costs of $415,000 related mainly to the Company's employee profit sharing program and senior management bonus program.

Interest Income

NovAtel earned net interest income of $84,000 in 2002, compared to $131,000 in 2001. The reduced interest income was attributable to lower interest rates.

Other Expense

Other expense in 2002 included costs of $84,000 related to the April 2002 restructuring of Point, $128,000 related to executive relocation, $49,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point related to sales to Sokkia. In 2001, other expense included $164,000 cash discounts at Point, partially offset by gains on disposal of fixed assets.

Provision for Income Taxes

The provision for income taxes, which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, was $77,000 in 2002, compared to $13,000 in 2001. The increase was mainly attributable to a higher tax base for Canadian federal large corporations tax.

Income (Loss) from Discontinued Operations

In 2002, the Company recorded a loss from discontinued operations of $648,000, compared to a loss of $956,000 in 2001. These losses relate to Mezure, the Company's former subsidiary, which ceased operations in 2003.

Quarterly Results of Operations

The following tables set out certain financial information for each of the eight quarters ended December 31, 2003. In the opinion of the management of the Company, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments have been included in the amounts stated below to fairly present the unaudited quarterly results when read in conjunction with the Company's audited financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of results for any future period.

	Quarter Ended							
	2003				2002			
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)							
Revenues	$11,347	$10,924	$9,514	$6,899	$11,245	$6,735	$7,925	$7,241
Cost of sales	5,444	4,997	4,550	3,379	4,615	3,748	4,000	3,577
Gross profit	5,903	5,927	4,964	3,520	6,630	2,987	3,925	3,664
Operating expenses:								
Research and development	1,938	2,095	1,775	1,315	1,471	1,039	1,307	1,517
Selling and marketing	1,479	1,376	1,286	1,128	2,325	1,107	1,184	745
General and administration	1,242	1,175	993	870	1,184	921	1,013	927
Total operating expenses	4,659	4,646	4,054	3,313	4,980	3,067	3,504	3,189
Operating income (loss)	1,244	1,281	910	207	1,650	(80)	421	475
Interest income, net	28	48	55	43	31	25	18	10
Other income (expense)	(230)	(28)	(220)	(186)	(40)	64	(126)	(226)
Income from continuing operations before income taxes	1,042	1,301	745	64	1,641	9	313	259
Provision for income taxes	17	14	20	1	14	45	9	9
Net income (loss) from continuing operations	$1,025	$1,287	$725	$63	$1,627	$(36)	$304	$250

	Quarter Ended							
	2003				2002			
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	(Percentage of Revenues)							
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	52.0	54.3	52.2	51.0	59.0	44.4	49.5	50.6
Operating expenses:								
Research and development	17.1	19.2	18.7	19.1	13.1	15.4	16.5	20.9
Selling and marketing	13.0	12.6	13.5	16.3	20.7	16.5	14.9	10.3
General and administration	10.9	10.8	10.4	12.6	10.5	13.7	12.8	12.8
Total operating expenses	41.0	42.6	42.6	48.0	44.3	45.6	44.2	44.0
Operating income (loss)	11.0	11.7	9.6	3.0	14.7	(1.2)	5.3	6.6
Interest income, net	0.2	0.4	0.5	0.6	0.3	0.4	0.2	0.1
Other income (expense)	(2.0)	(0.2)	(2.3)	(2.7)	(0.4)	0.9	(1.6)	(3.1)
Income from continuing operations before income taxes	9.2	11.9	7.8	0.9	14.6	0.1	3.9	3.6
Provision for income taxes	0.2	0.1	0.2	0.0	0.1	0.6	0.1	0.1
Net income (loss) from continuing operations	9.0%	11.8%	7.6%	0.9%	14.5%	(0.5)%	3.8%	3.5%

The following table sets out revenues of the Company by the categories indicated for the last eight fiscal quarters.

	Quarter Ended							
	2003				2002			
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)							
Geomatics	$2,733	$2,408	$1,862	$1,377	$1,284	$1,318	$1,769	$1,300
Aerospace and Defence	1,754	2,487	1,935	1,382	5,262	1,466	2,215	1,543
Special Applications	6,776	5,975	5,692	4,120	4,468	3,951	3,940	4,396
Other	84	54	25	20	231	—	1	2
TOTAL	$11,347	$10,924	$9,514	$6,899	$11,245	$6,735	$7,925	$7,241

The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors which affect revenue, gross margins and operating expenses, including revenue generated from major contracts, acquisition of new products lines, U.S. dollar to Canadian dollar exchange rates, operating results of joint venture and subsidiary entities, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, its revenues could be adversely affected.

In 2003, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, dealer and agents commissions and provisions related to the Company's employee incentive programs and senior management bonus program.

Liquidity and Capital Resources

In 2003, cash provided by operations was $8.0 million, compared to $3.2 million in 2002. Cash provided by operations in 2003 consisted primarily of $3.1 million of net income from continuing operations, $1.8 million in amortization expenses and a $3.3 million decrease in working capital. The decrease in working capital was caused mainly by collection of accounts receivable.

Cash provided by financing activities in 2003 was $1.3 million, related primarily to employee stock option exercises, partially offset by capital lease payments. In 2002, $435,000 in cash was provided by financing activities, related primarily to financing activities by Mezure and Point, partially offset by capital lease payments.

Cash used in investing activities in 2003 was $2.9 million, pertaining mainly to the purchase of capital equipment for regular operations ($2.7 million) and the acquisition of the CMC Electronics' non-aviation L1 GPS OEM product line ($155,000). In 2002, cash used in investing activities was $1.8 million, primarily attributable to the purchase of capital equipment and a $588,000 equity investment (net of intercompany eliminations) in Point.

At December 31, 2003, NovAtel had cash and short-term investments of $13.0 million. The Company has credit agreements with HSBC Bank Canada and The Toronto Dominion Bank under which it can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to approximately U.S.$6.5 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain assets of NovAtel. At December 31, 2003, portions of the lines of credit were utilized to support $65,000 of letters of credit ($79,000 at December 31, 2002), leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into approximately U.S.$6.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that the current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet the Company's working capital, capital expenditures and growth strategy requirements for the foreseeable future.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP's acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.

Outlook

Management of the Company expects revenues to increase as a result of the addition of new customers, and the sale of additional products and services to existing customers, as well as through the implementation of the Company's overall growth strategy. In 2004, the Company expects that product shipments to Leica Geosystems will contribute a significant proportion of total revenue and growth of revenue over 2003. The Company currently expects that product shipments and NRE revenues to Leica Geosystems will represent 15% to 20% of 2004 revenues. In addition, the Company's revenues in 2004 will include twelve months of revenue from the non-aviation L1 GPS OEM product line which was acquired from CMC Electronics in May 2003, compared to only seven and one-half months in 2003. The Company's U.S. dollar denominated revenue generated an average of $1.40 Canadian per U.S. dollar in 2003. As of March 30, 2004, the U.S. dollar was valued at approximately $1.31 per Canadian dollar. The Company expects gross profit generated on product sales and NRE fees to increase in conjunction with the expected increase in revenue. Research and development expenses are expected to increase to support evolving technological needs and new product development. Sales and marketing expenses and general and administrative expenses are also expected to increase to support the expected growth in the Company's business.

Off Balance Sheet Arrangements

As of December 31, 2003, the Company had no off balance sheet arrangements other than operating leases discussed below.

Contractual Obligations

The following table sets forth the Company's contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables.

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			($000's)		
Capital lease obligations	$100	$100	$—	$—	$—
Operating leases	4,659	970	2,694	954	41
Purchase obligations for inventory, capital assets and services	8,066	7,773	293	—	—
Notes payable	1,721	1,721	—	—	—
TOTAL	$14,546	$10,564	$2,987	$954	$41

Related Party Transactions

On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. The Company expects the $600,000 royalty payment will be paid out by the end of 2005. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

In 2003, the Company purchased $2.8 million of products, $157,000 of contracted engineering services and $408,000 of miscellaneous services, primarily legal and insurance related, from CMC Electronics. Also, related to the acquisition of the CMC Electronics' non-aviation L1 GPS OEM product line, the Company purchased engineering services of $366,000 and paid royalties of $82,000 to CMC Electronics.

During 2003, the Company sold $54,000 of products to CMC Electronics, and charged $261,000 in royalties related to the development of a certified aviation GPS receiver.

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to jointly develop new technology for GPS aviation solutions. The initial term of the agreement is ten years. Under the terms of the agreement, NovAtel has agreed to develop and supply global positioning products and technology to CMC Electronics. In addition, NovAtel has agreed to restrictions on its ability to sell its global positioning products and technology to certain specified markets, in consideration for the payment of certain minimum royalty payments.

In 2003, the Company sold $3.1 million of products to Point, its joint venture with Sokkia. In addition, the Company provided $261,000 in facilities, computer systems support and research and development support to Point. The above financial transactions between the Company and Point are on a gross basis, before intercompany eliminations.

As at December 31, 2003, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, the Company's share being U.S.$2.6 million. The loans are secured by the assets of Point. During 2003, the Company and Sokkia advanced U.S.$500,000 in loans to Point with the Company's share being U.S.$245,000. In addition, in 2002, the Company and Sokkia provided U.S.$1.5 million in equity financing to Point and U.S.$830,000 in loans. The Company's share of the equity financing was U.S.$735,000 and its equity interest in Point remained at 49%. The Company's share of the loan financing was U.S.$407,000.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point's ability to continue as a going concern would be impaired. If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2003, would be approximately $700,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point. The consolidated financial statements of the Company included elsewhere in this Annual Report do not reflect any adjustments that would be required if Point's operations were discontinued.

David E. Vaughn, a director and the Company's former Chief Executive Officer and President until February 2002, continued to provide consultant services to the Company on various business matters. The Company paid Mr. Vaughn $38,000 for these services in 2003, and $105,000 in 2002.

New Accounting Pronouncements

Canadian Pronouncements

In December 2001, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, Hedging Relationships (AcG-13). AcG-13 establishes certain conditions for when hedge accounting may be applied. The guideline is effective for fiscal years beginning on or after July 1, 2003. The adoption of AcG-13 effective January 1, 2004 is not expected to have a material impact on the Company's financial position or results of operations.

In September 2002, the CICA approved Section 3063, Impairment of Long-lived Assets (S.3063). S.3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and applies to long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. S.3063 is effective for fiscal years beginning on or after April 1, 2003. Adoption of S.3063 is not expected to have a material impact on the Company's financial position or results of operations.

In December 2002, the CICA approved Section 3110, Asset Retirement Obligations (S.3110). S.3110 requires liability recognition for retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liabilities. This fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful life. The adoption of S.3110 is not expected to have a material impact on the Company's financial position or results of operation.

In October 2003, the CICA approved amendments to Section 3870 Stock-based Compensation and Other Stock Based Payments (S.3870) effective for fiscal years beginning January 1, 2004. The amended provisions require the expensing of all stock-based compensation awards. The adoption of S.3870 in 2004 is expected to result in an increase in the Company's operating expenses of approximately $322,000 per year, based on the amortization of the fair value of options granted in 2002 and 2003.

U.S. GAAP Accounting Pronouncements

The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

In August 2001, the Financial Accounting Standards Board (FASB) approved for issuance Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 in January 2003 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures the Company must make about the Company's obligations under certain guarantees that the Company has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123" (SFAS 148). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transaction for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.

On April 30, 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity. Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

The following standards issued by the FASB do not impact the Company at this time:

- Statement No. 145 — "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for financial statements issued on or after May 15, 2002;

- Statement No. 146 — "Accounting for Costs Associated with Exit or Disposal Activities", effective for exit or disposal activities initiated after December 31, 2002; and

- Interpretation No. 46 — "Consolidation of Variable Interest Entities", effective for financial statements issued after January 31, 2003.

Financial Instruments

Most of the Company's revenues (over 97% in 2003) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2003, the Company had $nil forward foreign currency contracts on hand as all contracts had matured by that date. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

During 2003, the Company entered into forward currency contracts to sell U.S.$9.0 million from January 1 to December 31, 2003, at an average rate of U.S.$0.6478 per Canadian dollar. The net benefit of the Company's 2003 hedging program was approximately $1.3 million.

In January 2004, the Company entered into additional forward currency contracts to sell U.S.$7.5 million between January 31, 2004 and December 31, 2004, at an average rate of U.S.$0.7622 per Canadian dollar.

The Company's operating budget for 2004 is based on an exchange rate of US$0.77 per Canadian dollar. The Company estimates that each $0.01 change in the US dollar to Canadian dollar exchange rate would impact the Company's 2004 budgeted net income by approximately $225,000, prior to taking into consideration the Company's 2004 hedging program. The following table sets forth the potential impact of various hypothetical US dollar to Canadian dollar exchange rates on the Company's 2004 budgeted net income, prior to taking into consideration the Company's 2004 hedging program.

US $ per Canadian $	Impact on 2004 Budgeted Net Income Favourable/(Unfavourable) (CDN$)
$0.73	$900,000
$0.74	$680,000
$0.75	$450,000
$0.76	$225,000
$0.77	-
$0.78	($225,000)
$0.79	($450,000)
$0.80	($680,000)

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have such an effect in the future.

FINANCIAL STATEMENTS

NovAtel Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the Company's consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The external auditors of the Company, Deloitte & Touche LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an Audit and Finance Committee, the majority of whose members are outside directors. The committee meets periodically with management and the external auditors to review internal controls, audit results and accounting principles and practices. The external auditors have full and free access to the Audit and Finance Committee.

David E. Vaughn
Chairman of the Board

Werner Gartner
Executive Vice President and
Chief Financial Officer

April 1, 2004

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NovAtel Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of NovAtel Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation on those financial statements in their report dated February 1, 2002. As described in Note 17, those financial statements have been revised to give effect to the discontinued operations. We audited the amounts reclassified as discontinued operations in the 2001 financial statements. Our procedures included (1) comparing the reclassified amounts related to the discontinued operations to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the amounts to the consolidated financial statements. In our opinion, such adjustments have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Chartered Accountants

Calgary, Canada
January 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for stock options to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3870.

Deloitte & Touche LLP

Calgary, Canada
January 30, 2004

DELOITTE & TOUCHE LLP
Chartered Accountants

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP

Calgary, Canada
February 1, 2002

ARTHUR ANDERSEN LLP
Chartered Accountants

This is a copy of the report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and short-term investments (Note 8) (includes compensating balances of $3,278 at December 31, 2003 and $3,455 at December 31, 2002)	$13,000	$6,572
Accounts receivable (Notes 3 and 12)	6,383	9,634
Related party receivables (Note 15)	1,081	730
Related party notes receivable (Note 15)	1,721	1,932
Inventories (Note 4)	4,782	4,780
Prepaid expenses and deposits	357	284
Total current assets	27,324	23,932
Capital assets (Note 5)	3,700	2,460
Intangible assets (Notes 6 and 9)	1,991	1,902
Deferred development costs (Note 7)	2,557	2,596
Total assets	$35,572	$30,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$5,868	$5,848
Related party payables (Note 15)	935	327
Notes payable (Note 16)	1,721	2,418
Deferred revenue and customer deposits	312	531
Provision for future warranty costs	410	344
Capital lease obligations – current portion (Note 9)	100	92
Total current liabilities	9,346	9,560
Deferred gain on sale/leaseback of capital assets (Note 5)	567	685
Capital lease obligations – long-term portion (Note 9)	–	98
Related party payables – long-term portion (Note 15)	212	–
Total liabilities	10,125	10,343
Commitments, contingencies and guarantees (Note 9)		
Shareholders' equity (Note 11):		
Capital stock (Common shares issued and outstanding: 7,984 at December 31, 2003 and 7,685 at December 31, 2002 respectively)	37,012	35,572
Contributed surplus	13	13
Deficit	(11,578)	(15,038)
Total shareholders' equity	25,447	20,547
Total liabilities and shareholders' equity	$35,572	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet (Note 17).

	2003	2002
Current assets of discontinued operations	$–	$132
Non-current assets of discontinued operations	$–	$285
Current liabilities of discontinued operations	$40	$892
Non-current liabilities of discontinued operations	$–	$–

On behalf of the Board of Directors

David E. Vaughn
Chairman of the Board

Richard D. Orman
Vice Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, Canadian dollars)

	Year Ended December 31,		
	2003	2002	2001
Revenues (Notes 12 and 15)			
Product sales	$32,138	$26,967	$23,241
NRE fees	6,546	6,179	4,996
Total revenues	38,684	33,146	28,237
Cost of sales (Note 15)			
Cost of product sales	14,805	11,885	10,730
Cost of NRE fees	3,565	4,055	2,542
Total cost of sales	18,370	15,940	13,272
Gross profit	20,314	17,206	14,965
Operating expenses:			
Research and development	7,123	5,334	6,571
Selling and marketing	5,269	5,361	3,612
General and administration	4,280	4,045	3,711
Total operating expenses	16,672	14,740	13,894
Operating income	3,642	2,466	1,071
Interest income, net	174	84	131
Other expense (Note 13)	(664)	(328)	(123)
Income from continuing operations before income taxes	3,152	2,222	1,079
Provision for income taxes (Note 14)	52	77	13
Net income from continuing operations	3,100	2,145	1,066
Income (loss) from discontinued operations (Note 17)	360	(648)	(956)
Net income	$3,460	$1,497	$110
Net income (loss) per share (basic) (Note 11)			
Continuing operations	$0.40	$0.28	$0.14
Discontinued operations	0.05	(0.09)	(0.13)
Net income per share (basic)	$0.45	$0.19	$0.01
Weighted average shares outstanding (basic)	7,723	7,681	7,690
Net income (loss) per share (diluted) (Note 11)			
Continuing operations	$0.39	$0.27	$0.14
Discontinued operations	0.04	(0.08)	(0.13)
Net income per share (diluted)	$0.43	$0.19	$0.01
Weighted average shares outstanding (diluted)	7,983	7,824	7,704

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, Canadian dollars)

	Common Shares (Note 11)		Contributed		Total Shareholders'
	Number	Amount	Surplus	Deficit	Equity
January 1, 2001	7,678	$35,614	$–	$(16,645)	$18,969
Common shares issued	17	35	–	–	35
Repurchase of shares	(12)	(53)	25	–	(28)
Net income	–	–	–	110	110
December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued	14	31	–	–	31
Repurchase of shares	(12)	(55)	(12)	–	(67)
Net income	–	–	–	1,497	1,497
December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued	301	1,449	–	–	1,449
Repurchase of shares	(2)	(9)	–	–	(9)
Net income	–	–	–	3,460	3,460
December 31, 2003	7,984	$37,012	$13	$(11,578)	$25,447

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, Canadian dollars)

	Year Ended December 31,		
	2003	2002	2001
Operating activities:			
Net income from continuing operations	$3,100	$2,145	$1,066
Income (loss) from discontinued operations	360	(648)	(956)
Charges and credits to operations not involving an outlay of cash:			
Amortization	1,807	2,127	2,415
Gain on disposal of capital assets	(66)	(23)	(5)
Gain on dilution of equity interest in Mezure, Inc. (Note 17)	-	(121)	-
Gain on liquidation of Mezure assets and liabilities (Note 17)	(379)	-	-
Amortization of deferred gain on sale/leaseback of capital assets	(118)	(129)	(130)
Non-controlling interest	-	-	(11)
Net change in non-cash working capital related to operations (Note 19)	3,309	(189)	(2,802)
Cash provided by (used in) operating activities	8,013	3,162	(423)
Financing activities:			
Issuance of shares (Note 11)	1,449	31	35
Repurchase of shares (Note 11)	(9)	(67)	(28)
Equity financing of joint venture (Note 16)	-	588	-
Related party notes receivable	(140)	(346)	(76)
Notes payable	172	626	76
(Decrease) increase in capital lease obligations (Note 5)	(90)	(393)	48
Effect of exchange rate changes on financing activities	(74)	(4)	15
Cash provided by financing activities	1,308	435	70
Increase (decrease) in cash before investing activities	9,321	3,597	(353)
Investing activities:			
Purchase of capital and intangible assets	(2,656)	(1,204)	(937)
Proceeds from disposal of capital assets	157	98	36
Investment in Point, Inc. (Note 16)	-	(588)	-
Investment in Mezure, Inc. (Note 17)	-	-	(3)
Acquisition of CMC Electronics' OEM GPS business (Note 18)	(155)	-	-
Royalty payment relating to CMC Electronics' OEM GPS business (Note 18)	(82)	-	-
Deferred development costs	(157)	(125)	(4)
Cash used in investing activities	(2,893)	(1,819)	(908)
Increase (decrease) in cash and short-term investments	6,428	1,778	(1,261)
Cash and short-term investments, beginning of year	6,572	4,794	6,055
Cash and short-term investments, end of year	$13,000	$6,572	$4,794
Cash and short-term investments consisted of:			
Cash and cash equivalents	$2,445	$1,700	$1,938
Restricted short-term investments	3,278	3,455	2,827
Other short-term investments	7,277	1,417	29
	$13,000	$6,572	$4,794
Interest paid related to bank advances and capital lease obligations	$10	$27	$33
Income taxes paid	$83	$40	$71

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of Canadian dollars, except share and per share data and unless otherwise stated)

Note 1 Nature of Business

NovAtel Inc. (NovAtel or the Company) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS).

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a company, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 16).

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company's outstanding common shares from the Company's two former principal shareholders (see Note 14).

On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 14).

As of December 31, 2003, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the consolidated statement of operations for prior periods (see Note 17).

Note 2 Significant Accounting Policies

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States of America (U.S.) generally accepted accounting principles are described in Note 21. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its continuing subsidiaries and its proportionate 49% joint venture interest in Point, Inc.

b) Foreign Currency Translation

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in other income (expense).

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in income.

c) Cash and Cash Equivalents, Short Term Investments

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less. Short-term investments include highly liquid investments which have original maturities of 91 days to 12 months.

d) Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

e) Capital Assets, Intangible Assets and Amortization

Capital assets are recorded at cost. Maintenance and repair costs of a routine nature are charged to operations as incurred, and renewals and betterments that extend the economic useful life of an asset are capitalized.

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Leasehold improvements	over term of leases
Furniture and fixtures	10 years
Product tooling	2 - 4 years
Patents and other intangibles	4 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an estimated undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

f) Revenue Recognition

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering (NRE) fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

g) Research and Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

h) Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i) Stock-based Compensation Plans

The Company has stock-based compensation plans (see Note 11). Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 20. The Company is applying the new recommendations to all options granted.

j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized (see Note 14).

k) Investment Tax Credits

Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method as they are received, as there is not a high degree of assurance that the Company will be able to realize the benefit from these credits.

l) Post Employment Benefits

The Company currently provides certain life insurance and extended health care benefits for employees as they retire. Substantially all of the health care benefits are self-insured, while life insurance benefits are provided through an insurance contract. The Company recognizes the cost of providing such benefits as the related services are rendered by employees.

m) Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

n) Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

o) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2003. This reclassification pertains primarily to the treatment of Mezure, Inc. as a discontinued operation (see Note 17).

Note 3 Accounts Receivable

	December 31, 2003	December 31, 2002
Trade receivables, net	$5,930	$9,215
Goods and Services Tax receivable	366	279
Other	87	140
	$6,383	$9,634

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,078 at December 31, 2003, and $1,077 at December 31, 2002.

Note 4 Inventories

	December 31, 2003	December 31, 2002
Raw materials and components	$1,948	$1,257
Work-in-progress	280	207
Finished goods	2,554	3,316
	$4,782	$4,780

The inventory balances are net of a provision for excess and obsolete inventory of $1,697 at December 31, 2003, and $1,461 at December 31, 2002.

Note 5 Capital Assets

	December 31, 2003			December 31, 2002		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$6,503	$5,024	$1,479	$5,534	$4,779	$755
Production, research and development equipment	3,589	2,517	1,072	2,898	2,238	660
Leasehold improvements	116	50	66	111	32	79
Furniture and fixtures	1,713	1,150	563	1,778	1,013	765
Product tooling	1,631	1,161	470	1,136	1,047	89
Equipment under capital lease	299	249	50	296	184	112
	$13,851	$10,151	$3,700	$11,753	$9,293	$2,460

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

On September 28, 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing, whereby certain tooling and computer equipment was sold for $300 and a three year lease obligation.

Note 6 Intangible Assets

Intangible assets subject to amortization are as set out below:

	December 31, 2003			December 31, 2002		
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$3,586	$2,117	$1,469	$3,442	$1,769	$1,673
Technology	2,341	2,124	217	2,124	2,087	37
Market presence of CMC Electronics' OEM GPS product line	348	43	305	–	–	–
Total intangibles	$6,275	$4,284	$1,991	$5,566	$3,856	$1,710

In addition to the above, at December 31, 2002, there was $192 goodwill relating to Mezure, Inc. (see Note 17).

For the years ended December 31, 2003, 2002 and 2001, amortization expense of intangibles was $428, $750 and $721, respectively. The weighted-average amortization period is 7.7 years.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2004	$495
2005	499
2006	433
2007	292
2008	222

Note 7 Deferred Development Costs

	December 31, 2003	December 31, 2002
Deferred development costs	$2,846	$2,689
Accumulated amortization	(289)	(93)
	$2,557	$2,596

In the year ended December 31, 2003, the Company deferred $157 of development costs related to the development of a certified aviation GPS receiver, compared to $125 in 2002 and $4 in 2001. With the GPS receiver reaching the commercialization stage for certain applications, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $196 of these deferred costs in the year ended December 31, 2003 ($57 in 2002 and $36 in 2001).

At December 31, 2003, the Company had deferred $2,557 of development costs. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations.

Note 8 Bank Advances

At December 31, 2003, lines of credit were available with the HSBC Bank Canada and the Toronto Dominion Bank. The lines of credit are payable on demand and are secured by $3,278 of short-term investments held as compensating balances. The bank advances bear interest at the banks' prime rate (December 31, 2003 – 4.5%) on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of up to approximately US $6,500 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2003, portions of the lines of credit were utilized to support $65 of letters of credit ($79 at December 31, 2002) leaving $1,585 available for day-to-day operating requirements and the margin capacity available to enter into approximately US $6,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

Note 9 Commitments, Contingencies and Guarantees

a) At December 31, 2003, purchase commitments were outstanding for approximately $8.1 million pertaining primarily to the acquisition of inventory, supplies and services in the normal course of business.

b) The Company's facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2010. Payments under the leasing arrangements are as follows:

	Capital Leases	Operating Leases
2004	$103	$970
2005	-	905
2006	-	905
2007	-	884
2008	-	884
2009 and beyond	-	111
Total future minimum lease payments	103	$4,659
Less: imputed interest (7.0%)	(3)	
Balance of capital lease obligations	100	
Less: current portion	(100)	
Capital lease obligations - long-term portion	$-	

The Company's rent expense associated with its facilities was $859 in 2003, $909 in 2002 and $848 in 2001.

c) As at December 31, 2003, intangible assets included $354 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of December 31, 2003, the Company has not provided for any impairment of these intangible assets.

d) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

e) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Note 10 Financial Instruments

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company's U.S. dollar denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenue when these revenues are recognized.

At December 31, 2003, the Company's forward foreign currency contracts had all matured. In January 2004, the Company entered into additional forward currency contracts to sell US $7,500 between January 31, 2004 and December 31, 2004 at an average rate of $0.7622 per Canadian dollar.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments. The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

Note 11 Shareholders' Equity

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,984 common shares are outstanding as of December 31, 2003 (7,685 in 2002 and 7,683 in 2001).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over the following twelve month period. By the time the program expired on September 3, 2002, the Company had repurchased 23 shares.

On June 12, 2003, the Company implemented a new share repurchase program under which the Company can repurchase up to 3% of the outstanding common shares over a twelve month period. From June 12, 2003 through December 31, 2003, the Company repurchased 2 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of December 31, 2003, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 339 had been exercised.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

Note 11 Shareholders' Equity (continued)

Options	2003 Number of Options	2003 Weighted-Average Exercise Price	2002 Number of Options	2002 Weighted-Average Exercise Price	2001 Number of Options	2001 Weighted-Average Exercise Price
Outstanding at beginning of year	974	US $4.59	834	US $5.08	954	US $6.19
Granted	186	2.29	198	2.41	175	1.74
Exercised	(301)	3.69	(13)	1.47	(17)	1.38
Forfeited	(4)	3.85	(45)	4.87	(278)	6.99
Outstanding at end of year	855	US $4.42	974	US $4.59	834	US $5.08
Options exercisable at end of year	449	US $6.35	624	US $5.94	553	US $6.47

The following table summarizes information about the stock option plans as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US $7.50 to $11.25	338	3.4 years	US $7.70	338	US $7.70
$4.00 to $4.94	5	9.0	4.44	1	4.00
$2.25 to $3.44	403	8.3	2.41	64	2.75
$1.38 to $2.00	109	6.7	1.64	46	1.57
US $1.38 to $11.25	855	6.2	US $4.42	449	US $6.35

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder.

	Number of Common Shares Year Ended December 31, 2003	2002	2001
Weighted average common shares outstanding (basic)	7,723	7,681	7,690
Dilutive effect of options	260	143	14
Weighted average common shares outstanding (diluted)	7,983	7,824	7,704

In the years ended December 31, 2003, 2002 and 2001, there were 338, 534 and 701 options excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

Note 12 Major Customers, Export Sales and Suppliers

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company's total revenues in any of the periods indicated.

	Sales by Major Customer		
	Year Ended December 31,		
	2003	2002	2001
Customer A	$4,631	$3,151	$6,108
Customer B	4,219	3,431	1,546
Customer C	–	3,781	2,035
Customer D	15	1,091	2,919
	$8,865	$11,454	$12,608
Percentage of total revenue	23%	35%	45%

Accounts receivable and related party receivables related to these major customers at December 31 were $1,720 in 2003 and $5,255 in 2002.

	Sales by Geographic Market					
	Year Ended December 31,					
	2003		2002		2001	
U.S.A	$19,437	50%	$13,887	42%	$12,163	43%
Europe	7,793	20%	5,515	17%	6,027	21%
Asia/Australia	8,367	22%	10,646	32%	7,537	27%
Canada	2,753	7%	2,681	8%	2,495	9%
Other	334	1%	417	1%	15	–%
	$38,684	100%	$33,146	100%	$28,237	100%

Certain of the Company's products incorporate components that are either procured from sole source suppliers or are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

Note 13 Other Expense

	Year Ended December 31,		
	2003	2002	2001
Employee relocation	$–	$(128)	$–
Employee termination	–	(84)	–
Foreign exchange	(527)	(49)	5
Financing charge on sales by Point	(83)	(47)	(164)
Miscellaneous	(54)	(20)	36
	$(664)	$(328)	$(123)

Note 14 Income Taxes

The Company follows the liability method of accounting for income taxes. Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	December 31, 2003	December 31, 2002
Future income tax assets		
Loss carryforwards	$4,500	$8,100
Scientific research deductions and credits	54,700	50,400
Reserves not currently deductible for tax	1,400	850
Capital assets	850	500
Deferred gain on sale of building	200	250
	61,650	60,100
Future income tax liabilities		
Intangible assets	(250)	(300)
Deferred development costs	(900)	(400)
Leased assets	-	(50)
	(1,150)	(750)
Valuation allowance	(60,500)	(59,350)
	$-	$-

The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year Ended December 31,					
	2003		2002		2001	
Income from continuing operations before income taxes	$3,152		$2,222		$1,079	
Statutory income tax expense	$1,169	37.1%	$873	39.3%	$454	42.1%
Adjusted for the effects of:						
Amortization expense	644		638		857	
Research & development costs	984		1,160		1,399	
Terminal loss on capital assets upon acquisition of control	-		-		(861)	
Discontinued operations	134		(254)		(402)	
Other	561		(48)		274	
Tax loss carryforward	(3,499)		(2,369)		(1,760)	
Large corporation tax	59		77		52	
Provision for income tax	$52	1.6%	$77	3.5%	$13	1.2%

a) Canadian Income Taxes

At December 31, 2003, losses were available for Canadian income tax purposes that can be carried forward to reduce future Canadian taxable income. These losses expire as follows:

2004	$6,300
2005	-
2006	1,600
	$7,900

In addition, the Company has approximately $145 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian income tax purposes.

The Company also has unutilized investment tax credits of $6.5 million available to reduce future Canadian income taxes. These credits expire as follows:

2004	$1,600
2005	700
2006	400
2007	200
2008	600
2009	400
2010	500
2011	100
2012	700
2013	900
2014	400
	$6,500

The Company has determined that CMC Electronics' acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP's acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian losses, deductions, and investment tax credits may be subject to limitation.

The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Customs and Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b) U.S. Income Taxes

The Company's fully-owned U.S. subsidiaries have net operating loss carryforwards totalling approximately US $38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

Note 15 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,		
	2003	2002	2001
Product sales to Point, Inc.	$1,590	$740	$727
Services provided to Point, Inc.	133	186	149
Royalty income from Point, Inc.	-	54	69
Engineering and other services charged by Point, Inc.	87	58	6
Inventory purchases from CMC Electronics and Point, Inc.	2,809	703	188
Contracted development costs charged by CMC Electronics	523	125	154
Product sales and engineering services charged to CMC Electronics	54	220	33
Other charges from CMC Electronics	408	162	103
Royalties charged to CMC Electronics	261	76	42
Royalties charged by CMC Electronics	82	-	-
Consulting fees charged by Dave Vaughn, after resignation as CEO in February 2002	38	105	-

Significant related party receivables at December 31, 2003 consist of $1,027 from Point, Inc. ($673 at December 31, 2002) and $54 from CMC Electronics ($57 at December 31, 2002). Related party payables at December 31, 2003 were comprised of amounts due to CMC Electronics of $1,139 ($318 at December 31, 2002) and $8 to Point, Inc. ($9 at December 31, 2002).

The related party notes receivable of $1,721 ($1,932 at December 31, 2002) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of US $5,330. The loans are secured by the assets of Point, Inc. and bore interest at 3% during 2003 (between 3% and 6% in 2002 and 6% in 2001). On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 16).

During 2003, the Company and Sokkia advanced US $500 in new loans to Point, Inc. (US $830 in 2002), with the Company's share being US $245 (US $407 in 2002). In 2002, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc. of which the Company's share was US $735 and the Company's equity interest in Point, Inc. remained at 49% (see Note 16).

On May 14, 2003, the Company acquired CMC Electronics' non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this product line (see Note 18). The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

Note 16 Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company's proportionate share of the accounts of Point, Inc.

The following is a summary of the Company's proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,		
	2003	2002	2001
Current assets	$1,728	$2,247	$1,630
Non-current assets	100	139	143
Total assets	$1,828	$2,386	$1,773
Current liabilities	$2,818	$3,477	$3,072
Long-term liabilities	-	-	-
Total liabilities	$2,818	$3,477	$3,072
Revenues	$6,097	$4,635	$5,458
Gross profit	$1,501	$1,203	$1,625
Expenses	$1,535	$2,644	$3,066
Income (loss)	$(34)	$(1,441)	$(1,441)
Cash provided by (used in)			
Operating activities	$32	$(1,929)	$(202)
Investing activities	$(7)	$(48)	$(128)
Financing activities	$142	$932	$76
Effect of exchange rate changes on financing activities	$(351)	$(9)	$93

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia, in the amount of $1,721 ($1,932 at December 31, 2002). The loans are secured by the assets of Point, Inc., and bore interest at 3% during 2003 (between 3% and 6% in 2002 and 6% in 2001). On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004.

During 2003, the Company and Sokkia advanced US $500 in new loans to Point, Inc. (US $830 in 2002), with the Company's share being US $245 (US $407 in 2002). In addition in 2002, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc. The Company's share of the equity financing was US $735 and the Company's equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of US $5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2003, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $700, comprised primarily of working capital related items and the costs that would be incurred to cease operations.
These financial statements do not reflect any adjustment that would be required if Point, Inc.'s operations were discontinued.

Note 17 Discontinued Operations (Mezure, Inc.)

As of December 31, 2003, the Company owned a 70% equity interest in Mezure, Inc. (Mezure), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure. In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure's operating activities would discontinue such support.

On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003, an Order Approving Trustee's Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.

With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379 relating to the liquidation of the residual assets and liabilities of Mezure in the year ended December 31, 2003. While Mezure operated as a separate corporation, Mezure's third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company. The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company's financial position or results of operations.

The income (loss) from discontinued operations pertaining to Mezure for the year ended on December 31, 2003, 2002 and 2001 is as set forth below.

	2003	2002	2001
Revenues	$34	$288	$–
Cost of sales	(1)	(135)	–
Research and development expenses	(27)	(185)	(256)
Selling and marketing expenses	(32)	(356)	(247)
General and administration expenses	(112)	(388)	(459)
Interest income	–	–	7
Other income (expense)	119	128	(1)
Gain on liquidation of assets and liabilities	379	–	–
Income (loss) from discontinued operations	$360	$(648)	$(956)

The consolidated balance sheets as of December 31, 2003 and December 31, 2002 include residual assets and liabilities related to discontinued operations as follows:

	December 31, 2003	December 31, 2002
Cash and short term investments	$–	$1
Accounts receivable	–	28
Inventories	–	90
Prepaid expenses and deposits	–	13
Capital assets	–	93
Intangible assets	–	192
Accounts payable and accrued liabilities	40	365
Notes payable	–	486
Deferred revenue and customer deposits	–	41

Note 18 Acquisition of CMC Electronics' OEM GPS Product Line

On May 14, 2003, the Company acquired CMC Electronics Inc.'s non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348 respectively. The Company estimates that these intangibles will have an expected useful life of four years and will be amortized using the straight-line method.

At the time of the acquisition, CMC Electronics owned approximately 58% of the Company's outstanding common shares and accordingly is a related party. The acquisition of the CMC Electronics' GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company's Board of Directors.

Note 19 Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Year Ended December 31,		
	2003	2002	2001
Decrease (increase) in accounts receivable and related party receivables	$2,876	$(3,649)	$(1,304)
(Increase) decrease in inventories	(71)	1,782	(30)
(Increase) decrease in prepaid expenses and deposits	(84)	2	135
Increase (decrease) in accounts payable, accrued liabilities and related party payables	714	1,288	(1,577)
(Decrease) increase in deferred revenue	(192)	329	(43)
Increase in provision for future warranty costs	66	59	17
Net change in non-cash working capital	$3,309	$(189)	$(2,802)

Note 20 Stock-Based Compensation

At December 31, 2003, the Company had 855 options outstanding that had been issued to employees and directors to purchase common shares under its stock-based compensation plans (see Note 11). As the Company accounts for stock based compensation arrangements based on the intrinsic value of the transactions, no compensation cost was recognized within the statement of operations for the year ended December 31, 2003, 2002 and 2001. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) and net income (loss) per share would have been as follows:

		Year Ended December 31,		
		2003	2002	2001
Net income from continuing operations	As reported	$3,100	$2,145	$1,066
	Pro forma	$2,637	$1,755	$579
Basic net income from continuing operations per share	As reported	$0.40	$0.28	$0.14
	Pro forma	$0.34	$0.23	$0.08
Diluted net income from continuing operations per share	As reported	$0.39	$0.27	$0.14
	Pro forma	$0.33	$0.22	$0.08
Net income (loss)	As reported	$3,460	$1,497	$110
	Pro forma	$2,997	$1,107	$(377)
Basic net income (loss) per share	As reported	$0.45	$0.19	$0.01
	Pro forma	$0.39	$0.14	$(0.05)
Diluted net income (loss) per share	As reported	$0.43	$0.19	$0.01
	Pro forma	$0.38	$0.14	$(0.05)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2003, 2002 and 2001: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2003, 135% in 2002 and 2001.

Note 21 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Deferred Development Costs (see Note 7)

In the year ended December 31, 2003, the Company deferred $157 of development costs ($125 in 2002 and $4 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2003, the Company amortized $196 of deferred development costs ($57 in 2002 and $36 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

b) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard (SFAS) No. 133, as amended by SFAS 137 and SFAS 138 (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company's foreign exchange contracts have been accounted for as cash flow hedges.

c) Investment in Joint Ventures

The accounts of the Company's 49% joint venture interest in Point, Inc. and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure (see Note 17). Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have expensed on acquisition in 2001 (see Note 21(a)).

d) Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 18). The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders' carrying value would be accounted for as a reduction of equity.

e) Classification of Employee Relocation and Termination Costs

In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within other expense in the consolidated statement of operations (see Note 13). Under U.S. GAAP, these costs would be included within operating expenses.

f) Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year Ended December 31,		
	2003	**2002**	**2001**
Opening balance,			
beginning of period	$344	$285	$268
Additions to provision	220	203	148
Costs incurred	(154)	(144)	(131)
Ending balance, end of period	$410	$344	$285

g) Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently, there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

h) New U.S. GAAP Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) approved for issuance SFAS 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 in January 2003 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures the Company must make about the Company's obligations under certain guarantees that the Company has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (SFAS 148). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on the Company's financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity. Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

Note 21 Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

The following standards issued by the FASB do not impact the Company at this time:

- Statement No. 145 - "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for financial statements issued on or after May 15, 2002;
- Statement No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", effective for exit or disposal activities initiated after December 31, 2002;
- Interpretation No. 46 - "Consolidation of Variable Interest Entities", effective for financial statements issued after January 31, 2003.

i) Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,		
	2003	**2002**	**2001**
Net income from continuing operations			
– Canadian GAAP	$3,100	$2,145	$1,066
Adjustments to U.S. GAAP			
Deferred development costs (a)	(157)	(125)	(4)
Amortization of deferred development costs (a)	196	57	36
Amortization of intangibles acquired from CMC Electronics (d)	62	–	–
Net income from continuing operations – U.S. GAAP	$3,201	$2,077	$1,098
Net income (loss) from discontinued operations			
– Canadian GAAP	360	(648)	(956)
Adjustment to U.S. GAAP			
Gain on liquidation of Mezure, Inc. (c)	192	–	–
Gain on dilution of equity in Mezure, Inc. (c)	–	(121)	–
Write-off of Mezure, Inc. development related costs (a)	–	–	(231)
Income (loss) from discontinued operations – U.S. GAAP	552	(769)	(1,187)
Net income (loss) – U.S. GAAP	3,753	1,308	(89)
Net unrealised gain (loss) on foreign exchange contracts (b)	–	(48)	1
Reclassification to income of gains and losses on cash flow hedges	48	(1)	–
Comprehensive income (loss)	$3,801	$1,259	$(88)

Note 21 Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

	Year Ended December 31, 2003	2002
Total Assets		
Canadian GAAP	$35,572	$30,890
Adjustments to U.S. GAAP		
Deferred development costs (a)	(2,557)	(2,596)
Fair value of financial instruments (b)	–	(48)
Write-off of development related costs on Mezure acquisition (a)	–	(192)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(430)	–
U.S. GAAP	$32,585	$28,054
Total Shareholders' Equity		
Canadian GAAP	$25,447	$20,547
Adjustments to U.S. GAAP		
Deferred development costs (a)	(2,557)	(2,596)
Write-off of development related costs on Mezure acquisition (a)	–	(192)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	–
Amortization of intangibles acquired from CMC Electronics (d)	62	–
U.S. GAAP – before other comprehensive income	22,460	17,759
Accumulated other comprehensive (loss) income	–	(48)
U.S. GAAP – including accumulated other comprehensive income	$22,460	$17,711

j) Net Income/(Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,					
	Canadian GAAP			U.S. GAAP		
	Net Income (Loss) per Share – Basic			Net Income (Loss) per Share – Basic		
	2003	2002	2001	2003	2002	2001
Continuing operations	$0.40	$0.28	$0.14	$0.41	$0.27	$0.14
Discontinued operations	0.05	(0.09)	(0.13)	0.08	(0.10)	(0.15)
Net income (loss) per share	$0.45	$0.19	$0.01	$0.49	$0.17	$(0.01)
	Net Income (Loss) per Share – Diluted			Net Income (Loss) per Share – Diluted		
	2003	2002	2001	2003	2002	2001
Continuing operations	$0.39	$0.27	$0.14	$0.40	$0.27	$0.14
Discontinued operations	0.04	(0.08)	(0.13)	0.07	(0.10)	(0.15)
Net income (loss) per share	$0.43	$0.19	$0.01	$0.47	$0.17	$(0.01)

k) Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2003, the Company had issued to employees and directors 855 options (974 in 2002 and 834 in 2001) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2003, 2002 and 2001. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

Note 21 Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

l) Pro Forma Earnings – Fair Value Method of Accounting for Stock Options – U.S. GAAP

		Year Ended December 31,		
		2003	2002	2001
Net income from continuing operations – U.S. GAAP	As reported	$3,201	$2,077	$1,098
Less: Fair value of stock options		463	390	487
Net income from continuing operations – U.S. GAAP	Pro forma	$2,738	$1,687	$611
Net income from continuing operations – earnings per share (basic)	As reported	$0.41	$0.27	$0.14
	Pro forma	$0.35	$0.22	$0.08
Net income from continuing operations – earnings per share (diluted)	As reported	$0.40	$0.27	$0.14
	Pro forma	$0.34	$0.22	$0.08
Net income (loss) – U.S. GAAP	As reported	$3,753	$1,308	$(89)
Less: Fair value of stock options		463	390	487
Net income (loss) – U.S. GAAP	Pro forma	$3,290	$918	$(576)
Net income (loss) – earnings per share (basic)	As reported	$0.49	$0.17	$(0.01)
	Pro forma	$0.43	$0.12	$(0.07)
Net income (loss) – earnings per share (diluted)	As reported	$0.47	$0.17	$(0.01)
	Pro forma	$0.41	$0.12	$(0.07)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2003, 2002 and 2001: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2003, 135% in 2002 and 2001.

m) Consolidated Statement of Cash Flows

Under Canadian GAAP, the Company classifies short-term investments as part of cash and short-term investments in the consolidated statement of cash flows. Under U.S. GAAP, cash flow changes associated with short-term investments would be classified as part of cash flows from investing activities.

Note 21 Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Year Ended December 31,		
	2003	2002	2001
Cash flow provided by (used in) operations - Canadian GAAP	$8,013	$3,162	$(423)
Adjustments to U.S. GAAP			
Deferred development costs (a)	(157)	(125)	(4)
Cash flow provided by (used in) operations - U.S. GAAP	$7,856	$3,037	$(427)
Cash flow provided by financing activities - Canadian GAAP	$1,308	$435	$70
Adjustments to U.S. GAAP	-	-	-
Cash flow provided by financing activities - U.S. GAAP	$1,308	$435	$70
Cash used in investing activities - Canadian GAAP	$(2,893)	$(1,819)	$(908)
Adjustments to U.S. GAAP			
Deferred development costs (a)	157	125	4
(Increase) decrease in short-term investments	(5,683)	(2,016)	1,304
Cash used in investing activities - U.S. GAAP	$(8,419)	$(3,710)	$400
Increase in cash and cash equivalents	$745	$(238)	$43
Cash and cash equivalents, beginning of year	1,700	1,938	1,895
Cash and cash equivalents, end of year	$2,445	$1,700	$1,938

n) Accounts Payable and Accrued Liabilities

The following is the breakdown of accounts payable and accrued liabilities:

	Year Ended December 31,	
	2003	2002
Accounts payable and accrued trade liabilities	$3,632	$3,359
Accrued salaries, incentive plans and other employee-related obligations	1,745	1,570
Accrued dealer and agent commissions	137	552
Other	354	367
Total	$5,868	$5,848

DIRECTORS
(as at December 31, 2003)

David E. Vaughn+
Director
(Elected Chairman of the Board in March 2004)
(President, Foursome Technologies)
(President and Chief Executive Officer of NovAtel Inc. from February 2001 to February 2002)

Richard D. Orman*+
Vice Chairman and Director
(Executive Vice-Chairman, Exceed Energy Inc.)

Gregory O. Baylin
Director
(Principal, ONCAP Management Partners)

Joel A. Schleicher*
Director
(Chairman and Chief Executive Officer, Integrated Solutions, Inc.)

Charles R. Trimble
Director
(Chairman, United States GPS Industry Council)

Gregory A. Yeldon*+
Director
(Vice President and Chief Financial Officer, CMC Electronics Inc.)

Jonathan W. Ladd
Director
(President and Chief Executive Officer, NovAtel Inc.)

Werner Gartner
Director
(Executive Vice President and Chief Financial Officer, NovAtel Inc.)

*Audit and Finance Committee
+Compensation Committee

EXECUTIVE OFFICERS

Jonathan W. Ladd
President, Chief Executive Officer

Werner Gartner
Executive Vice President,
Chief Financial Officer

Patrick C. Fenton
Vice President, Chief Technology Officer

Farlin A. Halsey
Vice President, Marketing

Anthony J. Murfin
Vice President, Business Development

Graham C. Purves
Vice President, Sales

HEADQUARTERS

NovAtel Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada
T2E 8S5

Telephone: 403-295-4500
Fax: 403-295-0230

Investor Relations and requests for 20-F:
403-295-4532, ir@novatel.ca

Website: www.novatel.com

TRANSFER AGENT

Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NY, U.S.A. 07606
or
85 Challenger Road
Ridgefield Park, NJ, U.S.A. 07660
Telephone: 800-522-6645
TDD for Hearing Impaired: 800-231-5469
Foreign Shareholders: 201-329-8660
TDD Foreign Shareholders: 201-329-8354
Website: http://www.melloninvestor.com

STOCK EXCHANGE LISTING

Listed on The Nasdaq Stock Market
Stock Symbol: NGPS

NGPS NASDAQ LISTED

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta, Canada

ANNUAL MEETING

9:00 a.m. MT
Tuesday, July 20, 2004
NovAtel Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada

MARKET INFORMATION

The Company's common shares have been listed on The Nasdaq Stock Market® since February 1997. The following are the price ranges as reported by The Nasdaq Stock Market® for the periods indicated.

	High	Low
Year Ended December 31, 2003		
First Quarter	US$3.500	US$1.900
Second Quarter	$4.190	$2.840
Third Quarter	$4.980	$3.250
Fourth Quarter	$11.080	$4.660
Year Ended December 31, 2002		
First Quarter	US$4.000	US$2.100
Second Quarter	$5.200	$2.550
Third Quarter	$2.840	$1.810
Fourth Quarter	$2.820	$1.760
Year Ended December 31, 2001		
First Quarter	US$2.688	US$1.281
Second Quarter	$2.100	$1.250
Third Quarter	$2.310	$1.300
Fourth Quarter	$3.050	$1.400
Year Ended December 31, 2000		
First Quarter	US$10.500	US$2.500
Second Quarter	$5.750	$2.500
Third Quarter	$6.625	$3.094
Fourth Quarter	$4.000	$1.188
Year Ended December 31, 1999		
First Quarter	US$2.750	US$1.250
Second Quarter	$2.750	$1.250
Third Quarter	$2.000	$1.000
Fourth Quarter	$3.813	$1.313

The Company has not historically paid cash dividends. The Company does not anticipate paying any cash dividends in the forseeable future.

Certain statements in this annual report, including financial guidance, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management's expectations regarding NovAtel's future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this annual report about the Company's future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "anticipate", "believe", "expect", "may", "could", "will", "potential", "intend", "estimate", "should", "plan", "predict" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel's new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this annual report are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this annual report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

www.novatel.com
ir@novatel.ca
sales@novatel.ca
U.S. & Canada 1-800-NovAtel or +1-403-295-4900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 21, 2004

By: /s/ WERNER GARTNER
Name: Werner Gartner
Title: Executive Vice President and Chief Financial Officer